March 5, 2021

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
 New York, New York 10019

       Re:     Blucora, Inc.
               Preliminary Proxy Statement on Schedule 14A filed by Ancora Catalyst
                   Institutional, LP, Ancora Catalyst, LP, The Ancora Group Inc., Inverness
                   Holdings LLC et al.
               Filed February 26, 2021
               File No. 0-25131

Dear Ms. Gonzalez-Sussman:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1.     Refer to the Company   s Form 8-K filed on March 1, 2021 disclosing that
the Board voted
       to increase the size of the Board from nine to ten members and appointed Tina Perry to the Board to fill the resulting vacancy, effective February 27, 2021. Please confirm
       Ancora will revise its proxy statement to reflect this development.

Incorporation by Reference, page 23

2. Please advise us when Ancora anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Ancora will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and
 Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
March 5, 2021
Page 2

       should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

                                             *    *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions